[redacted]

SECU 15048761 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 51355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Investment Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3916 Rivendale Ct.
(No. and Street)

Florissant	MO	63034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Victoria Ragland (314) 814-2199 494-2731 VRagland
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

VLR

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G. Toennies and Associates P.C.
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd Ste. 100	St. Louis	MO	63146
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victoria Ragland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Investment Services Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Victoria Ragland
Signature

____
Title

Nicole L. Pla
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
Nicole L. Pla
Notary Public-State of Florida
My Comm. Expires March 21, 2016
Commission# EE 181600

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2014

Brian G. Toennies & Assoc.

EQUITY INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2014

CONTENTS

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Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yrs Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Equity Investment Services, Inc.

We have audited the accompanying financial statements of Equity Investment Services, Inc. (a Missouri C-corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Equity Investment Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital and Reconciliation of the Audited Computation of Net Capital and Unaudited Focus Report has been subjected to audit procedures performed in conjunction with the audit of Equity Investment Services, Inc.'s financial statements. The supplemental information is the responsibility of Equity Investment Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P. C.
February 25, 2015

Equity Investment Services, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS

	2014
Current Assets:	
Cash - Checking Account	$ 14,564
Total Cash and Equivalents	14,564
Commissions Receivable	1,163
Prepaid NASD Fee	544
Total Current Assets	16,271
Total Assets	$ 16,271

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014
Current Liabilities:	
Accrued Audit Fee	$ 1,905
Accounts Payable	0
Accrued NASD Fee	-
Total Current Liabilities	1,905
Stockholder's Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 10,000 Shares	10,000
Retained Earnings	4,366
Total Stockholder's Equity	14,366
Total Liabilities and Stockholder's Equity	$ 16,271

See Independent Auditors Report and Accompanying Notes

Equity Investment Services, Inc.
Statement of Income
For the Year Ended December 31, 2014

	2014
Income:	
Commissions Earned	$ 15,221
Expenses:	
Bank Charges	12
Commissions Paid	10,971
Insurance	0
Licenses and Permits	1,092
Professional Fees	1,761
Total Expenses	13,836
Income (Loss) from Operations	1,385
Other Income (Expenses)	
Interest and Dividends Income	0
Capital Gains	0
Other Income & (Expenses)	0
Realized Gains (Losses) on Securities	0
Net Income (Loss) Before Income Taxes	1,385
Provision for Income Taxes	0
Net Income (Loss)	1,385
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	0
Comprehensive Income (Loss)	$ 1,385

Equity Investment Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Retained Earnings (Deficit)	Total
Balance, Beginning of Year	$10,000	$2,981	12,981
Comprehensive Income:			
Net Income (Loss)	0	1,385	1,385
Realized Gain on Securities	0	0	0
Common Stock Subscription	0	0	0
Retained Earnings, End of Year	$10,000	$4,366	$14,366

See Independent Auditors Report and Accompanying Notes

Equity Investment Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

	2014
Cash Flows From Operating Activities:	
Net Income (Loss)	$ 1,385
Adjustments to reconcile net income (loss) to net cash from operations:	
(Gain) Loss on Sale on Securities	
(Increase) Decrease in Commissions Receivable	
(Increase) Decrease in Prepaid Expenses	(544)
Increase (Decrease) in Accrued Expenses	(773)
Net Cash Provided By (Used In) Operating Activities	68
Cash Flows From Investing Activities:	
Purchase of Securities	0
Proceeds from Sale of Securities	0
Net Cash Provided By (Used In) Investing Activities	0
Net Increase (Decrease) in Cash	68
Cash and Cash Equivalents at Beginning of Year	14,496
Cash and Cash Equivalents at End of Year	$ 14,564

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$0
Cash Paid for Taxes	$0

Equity Investment Services, Inc.
Notes to Financial Statements
December 31, 2014

1. Summary of Significant Accounting Policies.

a. Company's Activities - The Company, located in St. Louis, Missouri, is a NASD Registered Broker/ dealer that offers mutual funds and variable annuities to its clients. The company's primary products are mutual funds and insurance contracts.
b. Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.
c. Commissions Receivable - The Company uses the direct write-off method for recognition of bad debts. No allowance for doubtful accounts is believed necessary.
d. Adoption of SFAS No. 130 - The Company adopted SFAS No. 130, Reporting Comprehensive Income.
e. Income Taxes - Amounts provided for Federal income taxes are based on earnings reported for financial statements purposes, adjusted for permanent differences between reported financial and taxable income.
f. Cash and Cash Equivalents - For purposes of the statement of cash flows, cash and cash equivalents consist of cash and money market funds.
g. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Reserve Requirements.

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3.

3. Minimum Capital.

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5000 in 2014. At December 31, 2014, the Company's net capital as defined by SEC Rule 15c3-1 was $9,081 in excess of minimum net capital required.

4. Securities.

The Company invests in variable annuities and mutual funds. At December 31, 2014, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2014, these securities had a fair value of $0, a cost of $0 and an unrealized gain of $0. Realized losses on securities sold during 2014 were $0.

5. Income Taxes.

The income tax expense of the Company consists of the following:

	2014
Current Tax Expense:	
Federal	$0
State	0
Income Tax Expense	$0

Equity Investment Securities, Inc has three prior years open for examination by taxing authorities. In addition to the current year, the fiscal years ended December 31, 2013, 2012, and 2011 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

6. Report on Material Inadequacies.

There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

7. Related Party Transactions.

During the year Equity Investment Services paid commissions to an owner of the Company totaling $10,971.

8. Subsequent Events.

Subsequent Events have been evaluated through February 25, 2015, which is the date the financial statements were issued. There are no events or transactions occuring after the balance sheet date required to be reported.

Equity Investment Services, Inc.
Computation of Net Capital
December 31, 2014

	2014
Total Ownership Equity from Statement of Financial Condition	$ 14,366
Deductions:	
Total Non-allowable Assets:	
Commissions Receivable > 30 Days	0
Net Capital Before Haircuts on Securities Positions	14,366
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(286)
Net Capital	14,080
Less: Required Minimum Capital	(5,000)
Net Capital Excess (Shortage)	$ 9,080

See Independent Auditors Report

Equity Investment Services, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2014

	2014
Total Ownership Equity From Statement of Financial Condition-Unaudited	$ 14,367
Adjustments: Increase (Decrease)	
Adjust Investment Funds Account	0
Total Increase (Decrease) in Ownership Equity	0
Total Ownership Equity from Statement of Financial Condition-Audited	14,367
Total Non-Allowable Assets-Audited	0
Net Capital Before Haircuts on Securities Positions	14,367
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(286)
Net Capital	$ 14,081

REPORT OF MATERIAL INADEQUACIES:
No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Independent Auditors Report

Equity Investment Services, Inc.
Schedule II
Exemption Provision Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2014

Equity Investment Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Equity Investment Services, Inc. states the following:

Equity Investment Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1).

Equity Investment Services, Inc. has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 YRS Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Equity Investment Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Provision Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Equity Investment Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Equity Investment Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(1) (the "exemption provisions") and (2) Equity Investment Services, Inc. stated that Equity Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Equity Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equity Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies & Associates

Brian G. Toennies & Associates P.C.
Saint Louis, Missouri
February 25, 2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 25, 2015

Board of Directors
Equity Investment Services, Inc.
1640 Pepperwood Drive
St. Louis, MO 63146

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Equity Investment Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Equity Investment Services, Inc..'s compliance with the applicable instructions of Form SIPC-7. Equity Investment Services, Inc..'s management is responsible for Equity Investment Services, Inc..'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,

Brian G. Toennies & Associates

Brian G. Toennies and Associates P.C.
Certified Public Accountant